DATED ____________________ 2008

(1) **YARRAMAN WINERY, INC.**

(2) **ASIA DISTRIBUTION SOLUTIONS LIMITED**

IMPLEMENTATION AGREEMENT

STEPHENSON HARWOOD
One, St. Paul's Churchyard
London EC4M 8SH
Tel: 020 7329 4422
Fax: 020 7329 7100
Ref: 1397/488/01-46-03800

CONTENTS

IMPLEMENTATION AGREEMENT

Dated: 2008

BETWEEN:

(1) **Yarraman Winery, Inc.**, a corporation organised under the laws of the State of Nevada, USA, with an address at 700 Yarraman Road, Wybong, Upper Hunter Valley, New South Wales, Australia 2333 ("**YRMN**"); and

(2) **Asia Distribution Solutions Limited** (registered number CT-185405) whose registered office is at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands ("**ADSL**").

WHEREAS:

(A) YRMN and ADSL propose to merge by means of an offer to be made on behalf of YRMN to consist of 63,340,000 shares of stock of YRMN, in exchange for the entire share capital of ADSL, issued and to be issued, including 30,676,000 shares currently in issue and approximately 2,143,358 shares to be issued, representing 100% of the shares of capital stock of ADSL on issue, as well as any and all options exercisable for, or other securities convertible into or exchangeable for shares of ADSL, which will be recommended by the board of directors of ADSL to its shareholders (the "**Offer**").

(B) Subject to certain conditions being fulfilled, including the Offer being declared unconditional in all respects, it is proposed to apply for quotation of the shares of the Enlarged Group to trading on the OTC-BB in the United States, with a further intention thereafter to work towards a listing of such shares for trading on the American Stock Exchange, Inc., or NASDAQ or such other exchange or automated quotation system as the Board of YRMN may deem advisable.

(C) On 30 June 2008, YRMN converted $AUD5.3 million of shareholder loans into new shares of YRMN at a rate of $US0.42 per share, as a result of which 12,000,000 new shares of YRMN were issued. On the date of this Agreement, 38,000,000 YRMN Shares are in issue.

(D) Contemporaneous with the Offer, YRMN proposes to negotiate with the Target with a view to acquiring certain assets and business of the Target for an aggregate purchase price of US$11 million so that it becomes part of the Enlarged Group.

(E) This Agreement sets out certain matters relating to the conduct of the Offer and the Transaction that have been agreed by YRMN and ADSL.

IT IS AGREED as follows:

1 Interpretation

1.1 In this Agreement the following words and expressions have the following meanings, unless the context otherwise requires:

"Acceptance Period"	means the period commencing on the Posting Date and ending on the Effective Date;
"Acceptance Threshold"	means acceptances of the Offer having been received from ADSL shareholders representing not less than 90 per cent. of the ADSL Shares in issue on the Posting Date by the First Closing Date or, following the First Closing Date, such lower percentage (not being less than 50 per cent.) of the ADSL Shares in issue as YRMN may determine in consultation with the directors of ADSL;
"Acquisition"	means the proposed acquisition of the assets and business known and referred to as the Jugiong Vineyard owned by Target, by YRMN for an aggregate purchase price of US$11 million, consisting of US$10.5 million for purchase of the land and improvements thereon, and US$0.5 million for remaining business assets;
"Admission"	means the proposed admission of the shares of the Enlarged Group to trading on the OTC-BB in the United States;
"ADSL Group"	means ADSL and its subsidiary undertakings;
"ADSL Shares"	means ordinary shares of £0.01 each in the capital of ADSL;

"Agreed Form"	means in relation to any document, the form of that document which has been initialled for the purpose of identification by or on behalf of each of the Parties;
"AIM"	means the market of that name operated by the London Stock Exchange;
"AIM Rules"	means the AIM Rules for Companies published by the London Stock Exchange, as amended from time to time;
"Announcement Date"	means 1 September 2008 or such later date as may be agreed by the Parties;
"Authorisations"	means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals;
"Board"	means the board of directors of any relevant person or a duly appointed committee thereof;
"Business Day"	means a day (other than a Saturday, Sunday or public holiday) on which banks are generally open for business in London and New York City;
"City Code"	means the City Code on Takeovers and Mergers in the United Kingdom;
"Closing Date"	means a closing date in respect of the Offer as stated in a Following Day Announcement (as defined in clause 4.7;
"Concert Party"	has the meaning given to it in the City Code;
"Conditions"	means the conditions to the Offer set out in the Press Announcement and **"Condition"** means any one of the Conditions;

"De-listing circular"	means the circular to be sent to ADSL shareholders seeking approval to de-list from AIM under Rule 41 of the AIM Rules;
"Effective Date"	means the date on which the Offer becomes or is declared wholly unconditional;
"Enlarged Group"	means YRMN Group as enlarged by the Offer and (unless otherwise agreed between YRMN and ADSL) the Acquisition;
"First Closing Date"	means the date which is the 21st day after the Posting Date, or such other date as the parties may agree in writing;
"Independent Competing Offer"	means an offer, tender offer, scheme of arrangement, recapitalisation or other transaction for or in respect of some or all of the ADSL Shares which is made by a party which is not an associate (as defined in the City Code) of YRMN and shall include, without limitation, an announcement of such a transaction (or potential transaction) (whether or not subject to any preconditions);
"Inducement Fee"	means US$100,000;
"London Stock Exchange"	means London Stock Exchange plc;
"NASDAQ"	means the National Association of Securities Dealers Automated Quotation System;
"new YRMN Shares"	means the new YRMN Shares proposed to be issued, credited as fully paid, pursuant to the Offer;
"Offer"	has the meaning given in Recital (A);
"Offer Document"	means the document to be in Agreed Form setting out the terms and conditions of the Offer to be sent

to ADSL shareholders and such other information as YRMN determines is necessary or advisable;

"OTC-BB"	means the Over the Counter Bulletin Board quotation medium in the United States for subscribing members;
"Panel"	means the UK Panel on Takeovers and Mergers;
"Parties"	means YRMN and ADSL and **"Party"** shall mean either of them (as the context requires);
"Posting Date"	means the date, which must be a Business Day, on which the Offer Document is posted to ADSL shareholders in accordance with clause 4.3 (also referred to as Day 0 in Schedule 1);
"Press Announcement"	means the press announcement in relation to the Offer in the Agreed Form;
"Public Documents"	means the Press Announcement, the Offer Document, the Allotment Circular, the De-Listing Circular and any other document to be issued to YRMN and/or ADSL shareholders or otherwise made public in connection with the Transaction;
"Regulatory News Service"	means the regulatory information service operated by the London Stock Exchange;
"Relevant Authority"	means any government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

"SEC"	means the US Securities and Exchange Commission;
"Target"	means Delta Dawn Pty. Ltd.. as trustee for the Yarraman Road Trust;
"Third Party Transaction"	means an offer or proposal (as amended or revised from time to time and whether or not subject to any pre-conditions and howsoever implemented) made (i) by a third party not acting in concert with YRMN, for 50% or more of the issued share capital of ADSL or any class thereof (other than those shares owned or contracted to be acquired by the person making such offer and its associates); or (ii) which involves, in any such case, a change of control of ADSL (other than the acquisition of control by YRMN and/or a person acting in concert with YRMN) or which involves the disposal of any interest in a material part (being not less than 75%) of the business of ADSL and its subsidiaries (other than to YRMN and/or a person acting in concert with YRMN).
"Timetable"	means the timetable set out in Schedule 1 which has been adopted by the parties in relation to the Offer;
"Transaction"	means the Offer and the Acquisition;
"Wider Groups"	means the wider YRMN Group and the wider ADSL Group and **"Wider Group"** shall mean either of them (as the context requires);
"wider ADSL Group"	means ADSL and the subsidiaries and subsidiary undertakings of ADSL and its associated undertakings, including any company of which 20 per cent. or more of the voting share capital is held by the ADSL Group or any joint venture,

partnership, firm or company in which any of them may be interested;

"wider YRMN Group" means YRMN and the subsidiaries and subsidiary undertakings of YRMN and its associated undertakings, including any company of which 20 per cent. or more of the voting capital is held by the YRMN Group or any joint venture, partnership, firm or company in which any of them may be interested.

"YRMN Group" means YRMN and its subsidiary undertakings;

"YRMN Shares" means shares of common stock of US$0.01 par value per share in the capital of YRMN;

1.2 In this Agreement, the expressions "**subsidiary**" and "**subsidiary undertaking**" shall have the meanings respectively given to them in the Companies Act 1985 (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act 1985).

1.3 In this Agreement any reference, express or implied, to an enactment includes references to:

1.3.1 that enactment as amended, extended or applied by or under any other enactment (before or after signature of this Agreement);

1.3.2 any enactment which that enactment re-enacts (with or without modification); and

1.3.3 any subordinate legislation made (before or after signature of this Agreement) under any enactment, as re-enacted, amended, extended or applied as described in paragraph (a) above, or under any enactment referred to in paragraph (b) above.

1.4 Words denoting persons shall include bodies corporate and unincorporated associations of persons.

1.5 Clauses 1.1 to 1.4 above apply unless the contrary intention appears in this Agreement.

1.6 The headings in this Agreement do not affect its interpretation.

1.7 References to times are to London time unless otherwise specified.

1.8 For the purpose of this Agreement, a reference to the state of awareness or knowledge of either Party shall be deemed to be a reference to the actual knowledge of the executive directors of that Party at the date of this Agreement.

2 Announcements

2.1 The Parties agree that the Press Announcement shall be released to the Regulatory News Service at 7 a.m. (or as soon as possible thereafter) on the Announcement Date and the obligations of the Parties under this Agreement, other than this clause 2.1, shall be conditional on the release of the Press Announcement to the Regulatory News Service in accordance with this clause 2.1. The Parties acknowledge and agree that, at the same time, YRMN will be required to release an announcement in the USA, and file a disclosure statement with the SEC in agreed form giving details of the Transaction and related matters. Any such announcement shall be agreed in advance with ADSL (acting reasonably).

2.2 Each Party confirms that its Board has approved the contents (to the extent they relate to that Party) and release of the Press Announcement.

2.3 The Parties shall, subject to the rules and requirements of law, a court order, or any regulatory body or the rules and regulations of any stock exchange, consult together as to the terms of, the timing of and manner of publication (subject to the further provisions of this Agreement) of any formal announcement, circular or publication to YRMN or ADSL shareholders (or both) or to any stock exchange or regulatory body which either Party may make regarding the Transaction, this Agreement or any matter referred to in the Press Announcement. Any other communication which either Party may make regarding such matters shall, subject to the requirements of law or any regulatory body or the rules and regulations of any recognised stock exchange, be consistent with any such announcement, circular or publication.

3 Terms and Conditions

3.1 The terms of the Offer shall be as set forth in this Agreement and the Press Announcement together with such other terms as YRMN and ADSL may agree.

The only conditions to the Offer (provided that the Panel does not have jurisdiction to regulate the Offer) shall be the Conditions.

3.2 Each Party confirms to the other that, subject to the satisfaction of the Conditions, it is not aware of any matter or circumstance which would prevent the Offer on the terms set out in the Press Announcement being implemented.

3.3 Unless and until this Agreement is terminated in accordance with its terms, the Parties each agree to use all reasonable endeavours (taking account of and subject to the fiduciary duties of their respective directors) to achieve satisfaction of the Conditions as soon as reasonably practicable following the release of the Press Announcement.

3.4 YRMN agrees that it shall seek the consent of ADSL prior to waiving any of or any part of the Conditions insofar as they relate to YRMN unless ADSL's Board fails to recommend, or withdraws or modifies adversely its recommendation of, the Offer or resolves to do the same.

3.5 ADSL's consent pursuant to clause 3.4 shall be deemed to have been given on the expiry of the second Business Day following written confirmation from YRMN that it is in a position to declare the Offer unconditional in all respects and, upon a written request for such consent by YRMN, unless either, prior to such time, any such Condition has been validly invoked, or at any time thereafter but before the Offer becomes or is declared unconditional in all respects, ADSL notifies YRMN in writing that it withdraws that deemed consent.

4 Conduct of the Offer

4.1 YRMN undertakes to ADSL, for the benefit of itself and the ADSL shareholders, to comply with the provisions of this clause 4 in relation to its conduct of the Offer and shall include appropriate statements in the Offer Document to describe these provisions to ADSL shareholders, including drawing attention to any rights of withdrawal which ADSL shareholders may have following acceptance of the Offer.

4.2 Schedule 1 sets out an offer timetable to assist the reading of this clause 4. YRMN shall use its reasonable commercial endeavours to meet the timetable set forth in Schedule 1 and this clause 4, subject to full compliance with all Conditions, as well as all requirements of any securities, antitrust, foreign ownership or other legal or

regulatory authority applicable to the Offer or the transactions contemplated hereby and thereby. In the event of conflict between this clause 4 and Schedule 1, the provisions of this clause 4 shall prevail.

4.3 YRMN will use its best commercial endeavours to procure that within 28 days following the release of the Press Announcement to the Regulatory News Service in accordance with clause 2.1 YRMN shall publish the Offer Document and shall post a copy of the Offer Document to each ADSL shareholder, and in any event YRMN shall ensure that the Offer Document is posted within 42 days following the release of the Press Announcement. The obligations contained in the previous sentence shall be subject to agreement in writing to the contrary between YRMN and ADSL and to all requirements of any securities, antitrust, foreign ownership or other legal or regulatory authority applicable to the Offer which are outside its control. At such time YRMN shall also make an announcement to the Regulatory News Service that the Offer Document has been posted and provide details of where the Offer Document can be inspected.

4.4 The Offer must remain open for acceptance by ADSL shareholders until at least the First Closing Date. Promptly following the First Closing Date, and in accordance with clause 4.7, YRMN may declare the offer unconditional as to acceptances (if the Acceptance Threshold has been fulfilled) or it may, in consultation with the ADSL directors, extend the Acceptance Period in one or more 14 day increments until the earlier of (a) the Offer being declared unconditional as to acceptances by YRMN, (b) the Offer lapsing or (c) the Offer being revised in accordance with this Agreement. If the Acceptance Period is not extended beyond the First Closing Date, the Offer will cease to be open for acceptance by ADSL shareholders on the First Closing Date and will lapse and be of no further force or effect (subject to its terms and conditions) unless it is declared unconditional as to acceptances.

4.5 If the Offer has become unconditional as to acceptances, YRMN must release an announcement to the Regulatory News Service in accordance with clause 4.7 specifying the next Closing Date, (which must be not less than 14 days after the date on which the Offer became unconditional as to acceptances) or, if agreed with the ADSL Board, that the offer will remain open until further notice. At least 14 days' notice must be given before the Offer is finally closed, becoming or being or declared unconditional as to acceptances.

4.6 If YRMN releases an announcement on the Regulatory News Service or elsewhere during the Acceptance Period which contains an unqualified statement to the effect that the Offer will not be extended beyond a particular date (a "no extension statement"), YRMN will be bound by the no extension statement and will not be permitted subsequently to extend its offer beyond the date stated in the no extension statement unless:

4.6.1 an Independent Competing Bid is announced after the date of the no extension statement;

4.6.2 an improved Offer (in the reasonable opinion of the ADSL Board) is posted to ADSL shareholders; or

4.6.3 the ADSL Board permit a further extension.

4.7 YRMN must release an announcement (a "**Following Day Announcement**") to the Regulatory News Service by 8.00 am on the Business Day following the day on which:

4.7.1 the Offer is due to expire (the First Closing Date or a subsequent Closing Date);

4.7.2 the Offer becomes or is declared unconditional as to acceptances;

4.7.3 the Offer is revised in accordance with this Agreement; or

4.7.4 the Offer is extended in accordance with this Agreement.

4.8 The Following Day Announcement must:

4.8.1 state the number of ADSL Shares for which acceptances have then been received, making it clear to what extent any of the acceptances are from Concert Parties of YRMN or are in respect of shares which were subject to an irrevocable commitment or a letter of intent to accept the offer procured by YRMN or any of its associates;

4.8.2 give details of any relevant securities or related financial instruments (as defined in the AIM Rules) of ADSL in which YRMN or any of its Concert

Parties has an interest or in respect of which he has a right to subscribe (specifying in each case the nature of the interests or rights concerned);

4.8.3 give details of any relevant ADSL securities in respect of which YRMN or any of its Concert Parties has an outstanding irrevocable commitment or letter of intent;

4.8.4 give details of any relevant securities of ADSL which YRMN or any of its Concert Parties has borrowed or lent (other than any borrowed shares which have either been on-lent or sold).

4.8.5 specify the percentages of the relevant classes of relevant securities represented by the figures referred to in clauses 4.8.1 to 4.8.4;

4.8.6 include a prominent statement of the total number of shares which YRMN may count towards the satisfaction of the Acceptance Condition and the percentages of each class of relevant securities represented by the figures referred to in clauses 4.8.1 to 4.8.4;

4.8.7 if the announcement is extending the Offer, state the next Closing Date or, if the offer is unconditional as to acceptances, that the Offer will remain open until further notice in accordance with clause 4.5;

4.9 If YRMN has announced that the offer is unconditional as to acceptances, and subsequently fails to comply with clause 4.8 by 3.30 pm on the following Business Day, any ADSL shareholder who has accepted the Offer will be entitled to withdraw his acceptance for one week after the default occurs or until the default is rectified, whichever is the later.

4.10 Acceptances of the Offer by ADSL shareholders will be irrevocable until the date falling 21 days after the First Closing Date. After that time, acceptances may be withdrawn unless and until the Offer becomes unconditional as to acceptances.

4.11 If the Offer is revised in accordance with this Agreement, it must be kept open for at least 14 days following the date on which the revised Offer Document is posted.

4.12 An Offer (whether revised or not) may not become or be declared unconditional as to acceptances after midnight on the 60th day following the Posting Date and the

Offer shall lapse on that date if it has not become or is not declared unconditional as to acceptances on that date unless:

4.12.1 an Independent Competing Offer has been announced;

4.12.2 the ADSL directors consent to the extension; or

4.12.3 YRMN's receiving agent requests an extension of time in order to prepare a certificate stating the number of acceptances which have been received.

4.13 After the Offer has become or is declared unconditional as to acceptances, it must remain open for acceptance for not less than 14 days after the date on which it would otherwise have expired (that is, 14 days from the next following Closing Date). Alternatively, YRMN may elect, in consultation with ADSL, to keep the offer open until further notice provided that YRMN gives not less than 14 days' notice in writing to non-accepting shareholders of the ultimate closure of the Offer.

4.14 Except with the consent of ADSL directors, all Conditions must be fulfilled within 21 days of the later of:

4.14.1 the First Closing Date; and

4.14.2 the date on which the Offer becomes or is declared unconditional as to acceptances.

The Offer will lapse if the Conditions are not fulfilled by such date.

4.15 If the Offer lapses, all documents of title and other documents lodged with forms of acceptance must be returned to the relevant ADSL shareholders within 14 days of the lapsing of the Offer.

4.16 At all times between the date of this Agreement and (a) the date on which the Offer becomes unconditional in all respects or (b) the date on which the Offer lapses, YRMN irrevocably undertakes not to acquire or make any offer to acquire ADSL Shares, whether on-market or off-market, or to engage in any other behaviour which the ADSL Board reasonably considers to be stakebuilding activity except under the Offer. YRMN further undertakes to ensure compliance with this subclause by each of its Concert Parties.

5 Revised offers and Independent Competing Offers

5.1 If at any time during the Acceptance Period, YRMN wishes to revise the terms of the Offer, it shall consult with the ADSL Board as soon as is practicable as to the proposed changes to be made to the Offer. No revisions shall be made to the Offer without the prior written consent of the ADSL Board.

5.2 The Conditions may not be amended by any Party at any time following entry into this Agreement.

5.3 If an Independent Competing Offer is made at any time during the Acceptance Period, the Parties shall consult as soon as is reasonably practicable as to the effect of the Independent Competing Offer on the Offer and the Transaction as a whole (subject to the fiduciary duties of the ADSL directors and any confidentiality undertakings to which ADSL is bound).

6 Implementation of the Proposed Transaction

6.1 Each Party will use all reasonable endeavours (taking account of and subject to the fiduciary duties of their respective directors) to complete the Offer on the terms and subject to the Conditions set out or referred to in the Press Announcement and the Offer Document (as the case may be) and to give effect to the matters specified in, and to act in accordance with, the Press Announcement and the Offer Document (as the case may be) including, without limitation, making any appropriate consultation with staff and employee representatives in accordance with applicable laws.

6.2 ADSL undertakes to YRMN that:

6.2.1 it will fully cooperate with YRMN and provide all information necessary for, and all reasonable access to the directors, officers, representatives and advisers of ADSL and its affiliates, as well as to its premises and that of its affiliates, for purposes of YRMN conducting its due diligence inquiries and investigations and for preparation and completion of the Offer document and all other documents and materials deemed by YRMN necessary or advisable in connection with the Offer and the consummation of the transactions contemplated by this Agreement;

6.2.2 it will procure that the members of the Board of ADSL (and any other officer or employee of ADSL) who may be required in accordance with applicable laws, rules and regulations) accept responsibility for all of the information in the Offer Document relating to ADSL, its affiliates and their respective directors, officers, representatives and advisers;

6.2.3 its directors will, subject to their fiduciary duties, unanimously and without qualification recommend the Offer and the other transactions contemplated in this Agreement, to its shareholders and will not at any time withdraw or modify such recommendation, except to the extent that the Board of ADSL have determined in good faith that such recommendation should not be given or should be withdrawn, or modified where not to do so would be a breach of their fiduciary duties; and

6.2.4 it will post the De-listing Circular to its shareholders and convene the related shareholder meeting in good time in order to facilitate the de-listing of ADSL from AIM prior to completion of the Offer.

6.3 YRMN undertakes to ADSL that:

6.3.1 it will fully cooperate with ADSL and provide all information necessary for, and all reasonable access to the directors, officers, representatives and advisers of YRMN and its affiliates, as well as to its premises and that of its affiliates, for purposes of ADSL conducting its due diligence inquiries and investigations and for preparation and completion of the Offer document and all other documents and materials deemed by ADSL necessary or advisable in connection with the Offer and the consummation of the transactions contemplated by this Agreement;

6.3.2 it will procure that the members of the Board of YMRN (and any other officer or employee of YRMN who may be required in accordance with applicable laws, rules and regulations) accept responsibility for all of the information in the Offer Document relating to YMRN, its affiliates and their respective directors, officers, representatives and advisers;

6.3.3 it shall use reasonable commercial endeavours to procure that the Admission can take place as soon as practicable after the Effective Date; and

6.3.4 subject to the Offer being accepted by not less than 90 per cent. of ADSL shareholders and YRMN being able to use the compulsory purchase provisions under Cayman Islands law and/or Articles 197 to 199 of ADSL's articles of association, it shall submit an application for Admission (or procure that its advisers do the same) in order that Admission occurs as soon as practicable after the Effective Date;

6.3.5 it will form an executive committee of the YRMN Board consisting of such persons as may be reasonably acceptable to ADSL with authority to negotiate with Target and its shareholders in connection with the Acquisition;

6.3.6 it shall use reasonable commercial endeavours to negotiate in good faith in order to complete the Acquisition prior to the Admission and on the best possible terms for YRMN provided always that YRMN shall not agree terms which are materially different to those set out in Schedule 2 without first having received the written consent of the ADSL Board; and

6.3.7 it shall procure that members of the ADSL Board shall be entitled to attend at all meetings and receive copies of all communications relating to the executive committee and provide comments on all agreements with Target or its shareholders relating to the Acquisition.

7 Co-operation

7.1 Each of the Parties will promptly provide such assistance and information as is reasonably required by the other Party for the purposes of, or in connection with, the preparation of all documentation required in connection with the Transaction, including each of the Public Documents, and which it is reasonably able to disclose.

7.2 The Parties will co-operate in relation to the obtaining of any necessary statutory or regulatory Authorisations in connection with the Transaction and, without prejudice to the generality of the foregoing, will:

7.2.1 make as promptly as practicable such filings with any Relevant Authority, jointly or separately, as are necessary or expedient for the implementation of the Transaction;

7.2.2 co-operate in any dealings with any Relevant Authority (including, without prejudice to the generality of the foregoing, jointly attending meetings and conference calls) and deal with all requests and enquiries from any Relevant Authority in prompt consultation with each other;

7.2.3 promptly inform the other (and the other's legal advisers) of all communications and dealings with any Relevant Authority, provided that nothing in this clause 7.2.3 shall oblige either Party to disclose to the other Party any information provided to any Relevant Authority which is confidential or price sensitive;

7.2.4 promptly provide to any Relevant Authority such information as may be reasonably required by such authority in connection with any Authorisations required in the context of the Transaction; and

7.2.5 if necessary, negotiate jointly with any Relevant Authority in relation to any undertakings, orders or agreements which such Relevant Authority requires to facilitate the Transaction (whether or not the consent of that authority is required to satisfy the Conditions) provided that this provision shall not require either Party to agree any such undertakings, orders or agreements,

provided that nothing in this clause 7.2 shall require either party to disclose any information provided to it in confidence by a Regulatory Authority.

7.3 Without prejudice to the generality of the foregoing, ADSL undertakes that, subject to YRMN complying with its obligations under clause 6.3 and 7.4, it will as soon as reasonably practicable:

7.3.1 provide to YRMN (i) comments on the Offer Document; (ii) information relating to ADSL and the ADSL Board required to be included in the Offer Document;

7.3.2 provide to YRMN (i) comments on the Listing Document; (ii) information relating to ADSL and ADSL Directors required to be included in the Listing Document; and

7.3.3 provide YRMN with a draft of the De-listing Circular in good time before it is posted to ADSL shareholder.

7.4 Without prejudice to the generality of the foregoing, YRMN undertakes that, subject to ADSL complying with its obligations under clauses 6.2 and 7.3, it will as soon as reasonably practicable:

7.4.1 provide to ADSL drafts of (i) the Offer Document, (ii) the Listing Document and (iii) the Allotment Circular (for comment and approval by ADSL) as soon as practicable; and

7.4.2 post the Offer Document (together with an appropriate form of proxy) to YRMN shareholders.

7.5 Each Party shall provide to the other in a timely fashion prior to the meeting(s) of its respective shareholders in connection with the Transaction a summary of proxies received in respect of those meetings.

7.6 In order to facilitate planning for the integration of the Enlarged Group, each Party shall provide the other with such access to its employees may reasonably be required, but subject always to the fiduciary duties of the respective Boards.

8 Conduct of Business

8.1 Each Party undertakes to the other that (taking account of and subject to the fiduciary duties of their respective directors) it will not, prior to the termination of this Agreement, carry on business other than in the ordinary and usual course or make (or agree to make) any payment outside the ordinary course which would be material for disclosure in the context of the Transaction or the implementation of the same or make any material acquisition or disposal or otherwise take any action which would require the approval of shareholders, without in any such case the prior written approval of the other Party, such approval not to be unreasonably withheld or delayed in the case of any act, matter or thing which would not be material in the context of the Transaction.

8.2 In the event that either Party becomes aware of any act, matter or thing inconsistent with the obligations contained in clause 8.1, it will inform the other promptly thereafter.

8.3 Following completion of the Offer, YRMN shall change its name to Asia Distribution Solutions, Inc., or otherwise as the YRMN Board shall determine, and shall procure the appointment of (i) Michael Kingshott to the position of director and executive chairman of the YRMN Board, (ii) Steve Wong to the position of director and Managing Director of YRMN, (iii) Alan Leung to the position of director and Financial Director of YRMN, and (iv) two persons from among the existing YRMN shareholders to the positions of non-executive directors of the YRMN Board.

9 Warranties and Covenants

9.1 ADSL represents and warrants to YRMN that the estimated profit and net assets figure for the six month period ended 30 June 2008 provided to YRMN by ADSL on 29 August 2008 was ADSL's best estimate of the profit after interest figure for that period as at that date except to the extent (i) publicly announced by or on behalf of ADSL prior to the signing of this Agreement or in the Press Announcement; or (ii) fairly disclosed by or on behalf of ADSL to YRMN prior to such time so far as it is aware, as at the date of this Agreement that:

9.1.1 there is no information which is not already in the public domain other than the announcement and implementation of the Offer itself and other than any matter which might arise as a consequence of the announcement and implementation of the Offer, and which might reasonably be expected to have a material adverse impact on the business, assets, financial or trading position or profits or prospects of the ADSL Group taken as a whole following the Offer;

9.1.2 the details of the number of ADSL Shares in issue and of the options or other rights to call for the issue of ADSL Shares supplied to YRMN prior to the date hereof are complete and accurate;

9.1.3 none of the information supplied (or to be supplied) by or on behalf of ADSL and which is (or is to be) included in the Public Documents contains

any untrue or misleading statement of a fact or opinion that is material in the context of the Offer or the Enlarged Group or omits to state any fact or opinion that is material in the context of the Offer or the Enlarged Group required to be stated therein or necessary to make the statements therein not misleading; and

9.1.4 there are no facts or circumstances existing at the date of this Agreement which might reasonably be expected to render the Conditions incapable of fulfilment.

9.2 YRMN represents and warrants to ADSL that the estimated profit and net assets figure for the full year ended 30 June 2008 provided to ADSL by YRMN on 29 August 2008 was YRMN's best estimate of the profit after interest figure for that period as at that date except to the extent (i) publicly announced by or on behalf of YRMN prior to the signing of this Agreement or in the Press Announcement; or (ii) fairly disclosed by or on behalf of YRMN to ADSL prior to such time so far as it is aware, as at the date of this Agreement that:

9.2.1 there is no information which is not already in the public domain other than the announcement and implementation of the Offer itself and other than any matter which might arise as a consequence of the announcement and implementation of the Offer, and which might reasonably be expected to have a material adverse impact on the business, assets, financial or trading position or profits or prospects of the YRMN Group taken as a whole following the Offer;

9.2.2 the details of the number of YRMN Shares in issue and of the options or other rights to call for the issue of YRMN Shares supplied to ADSL prior to the date hereof (including the details given in Recital (C) above) are complete and accurate;

9.2.3 none of the information supplied (or to be supplied) by or on behalf of YRMN and which is (or is to be) included in the Public Documents contains any untrue or misleading statement of a fact or of any opinion that is material in the context of the Offer or Enlarged Group or omits to state any fact or opinion that is material in the context of the Offer or Enlarged

Group required to be stated therein or necessary to make the statements therein not misleading; and

9.2.4 there are no facts or circumstances existing at the date of this Agreement which might reasonably be expected to render the Conditions incapable of fulfilment.

9.3 The representations and warranties set out in clause 9.1 and 9.2 above shall not survive the Effective Date or any termination of this Agreement under clause 10.

9.4 ADSL further confirms that it is not currently in discussions with any third party regarding a Third Party Transaction and as compensation for YRMN's commitment of time and personnel for the purpose of the Transaction, ADSL undertakes that until the earliest of (i) the Effective Date; (ii) the Offer becoming or being declared unconditional in all respects; (iii) termination of this Agreement in accordance with its terms it shall not, and shall procure that none of its affiliates do, directly or indirectly solicit, initiate, encourage or otherwise seek to procure any initial or further approach to any other person with a view to a Third Party Transaction taking place.

9.5 As an inducement to YRMN to commit time and personnel to the Transaction, ADSL undertakes to YRMN that it will pay to YRMN the Inducement Fee by way of compensation in the event that the Offer is announced on a recommendation basis and, after such announcement:

9.5.1 the Board of ADSL does not unanimously and without qualification recommend shareholders to vote in favour of accepting the Offer or it (or any committee of such Board) at any time withdraws or adversely modifies or qualifies its recommendation to shareholders to vote in favour of accepting the Offer, or it (or any committee of such Board) at any time decides not to proceed with the Transaction; or

9.5.2 a Third Party Transaction is announced prior to the Offer lapsing or being withdrawn, which Third Party Transaction subsequently becomes or is declared wholly unconditional or is completed within six months.

9.6 As an inducement to ADSL to commit time and personnel to the Transaction, YRMN undertakes to ADSL that it will pay to ADSL the Inducement Fee by way

of compensation in the event that the Offer is announced on a recommendation basis and, after such announcement:

9.6.1 the Board of YRMN (or any committee of such Board) does not unanimously and without qualification recommend shareholders to vote in favour of any resolution of the YRMN shareholders which is required to be passed in order to implement the Transaction or at any time withdraws or adversely modifies or qualifies its recommendation to shareholders, or it (or any committee of such Board) at any time decides not to proceed with the Transaction; or

9.6.2 the shareholder resolutions (if any) required by YMRN to implement the Transaction are not passed by the requisite majorities and the Offer is withdrawn, not implemented or lapses; or

9.6.3 the Offer is withdrawn, not implemented or lapses as a result of YMRN being in substantial breach of its obligations under this Agreement which is so material as to have caused or to have contributed materially to such withdrawal, failure to implement, or lapse.

9.7 If either Party becomes liable to pay the Inducement Fee in accordance with clause 9.5 or 9.6, the remaining obligations contained in clause 9.5 (in the case of ADSL) and clause 9.6 (in the case of YRMN) shall cease to have effect.

9.8 The Inducement Fee due under clauses 9.5 or 9.6 (if it becomes payable) shall be paid in immediately available funds by not later than five (5) Business Days after the date on which the same becomes payable.

9.9 The Parties intend and shall use all reasonable endeavours to secure that the Inducement Fee is not treated for purposes as consideration for a taxable supply.

9.10 If and to the extent that any tax authority determines that the Inducement Fee is consideration for a taxable supply, the Inducement Fee shall be treated as inclusive of any applicable value added or other similar tax (**VAT**) and no amounts in respect of VAT shall be payable in addition to the Inducement Fee, but if the Inducement Fee is the consideration for any supply deemed to be made by a party or the party's representative and on which VAT is chargeable, then, to the extent that such VAT is irrecoverable by such party or the party's representative, such party and the

party's representative having used their reasonable endeavours to recover such VAT, the Inducement Fee shall be reduced (or part of the Inducement Fee reimbursed) such that the aggregate of the reduced fee and the irrecoverable VAT thereon equals the Inducement Fee.:

9.11 ADSL shall not, and shall use reasonable commercial endeavours to ensure none of its directors, officers, representatives or advisors does not, purchase or seek to purchase or in any way make an offer for the purchase of any securities of YRMN at any time prior to the Effective Date, unless and until the Offer and this Implementation Agreement shall be terminated or expire.

10 Termination

10.1 This Agreement, other than clauses 1, 9 and 11 to 20 which shall survive such termination, may be terminated as follows:

10.1.1 if the Offer lapses;

10.1.2 if the Parties so agree in writing; or

10.1.3 by either Party giving written notice to the other prior to the Effective Date if:

(a) the other Party is in substantial breach of this Agreement;

(b) any resolution of shareholders of YRMN the passing of which is a Condition shall not have been obtained at the shareholders' meeting of YRMN convened for the purpose of considering such resolution;

(c) any resolution of shareholders of ADSL the passing of which is a Condition shall not have been obtained at the shareholders' meeting of ADSL convened for the purpose of considering such resolution;

(d) it is announced by or on behalf of the other Party that the Board of that other Party has determined not to give, or to withdraw or modify adversely, its recommendation of the Offer, in the case of ADSL, or of a vote in favour of the resolutions necessary to approve and implement the Transaction in general meeting, in the case of YRMN;

(e) any Condition shall be incapable of satisfaction on or before 31 December 2008 or such later date as the Parties may agree; or

10.1.4 by ADSL giving written notice to YRMN prior to the Effective Date if the Offer Document has not been posted by 15 October 2008 (provided the Parties have not agreed otherwise in writing);

10.1.5 by ADSL giving notice to YRMN prior to the Effective Date if since end of YRMN's last financial year or date on which report and accounts were prepared it has come to light that there has been a material adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of any member of the wider YRMN Group which in any case is material in the context of the YRMN Group taken as a whole except as:

(a) disclosed in YRMN's annual report and accounts for the year then ended;

(b) publicly announced by YRMN prior to the date of this Agreement; or

(c) otherwise disclosed in writing to ADSL by or on behalf of YRMN prior to the date of this Agreement,

(together, the "**Termination Events**").

10.2 For the purposes of clauses 9.6 and 10, a Party shall be deemed to be in substantial breach of this Agreement if:

10.2.1 it commits any material breach of clauses 2.3, 3 to 8 or, in the case of ADSL, any breach of the warranties in clause 9.1 and, in the case of YRMN, any breach of the warranties in clause 9.2; or

10.2.2 one of the Conditions becomes incapable of satisfaction due to a breach of clause 3.3 by that Party.

10.3 In the event of termination under clause 10.1 above, the Parties agree that this Agreement shall terminate without prejudice to any rights or liabilities that have accrued prior to such termination or to the survival of clauses 1, 9 and 11 to 20.

11 Confidentiality

11.1 Each Party undertakes that it shall not at any time during this Agreement, and for a period of five years after termination of this Agreement, disclose to any person any confidential information concerning the business, affairs, customers, clients or suppliers of the other Party or of any member of the group of companies to which the other Party belongs, except as permitted by 11.2.

11.2 Each party may disclose the other party's confidential information:

11.2.1 to its employees, officers, representatives or advisers who need to know such information for the purposes of carrying out the party's obligations under this Agreement. Each Party shall ensure that its employees, officers, representatives or advisers to whom it discloses the other Party's confidential information comply with this clause 11; and

11.2.2 as may be required by law, court order or any governmental or regulatory authority (including the London Stock Exchange).

11.3 No party shall use any other party's confidential information for any purpose other than to perform its obligations under this Agreement.

12 Expenses

Each Party shall pay its own costs and expenses incurred in connection with the Transaction (including entering into this Agreement).

13 Notices

13.1 Any notice, demand or other communication given or made under or in connection with the matters contemplated by this Agreement shall be in writing and shall be delivered personally or sent by fax or prepaid first class post (air mail if posted to or from a place outside the United Kingdom):

in the case of YRMN to:

Address: 700 Yarraman Road
Wybong, Upper Hunter Valley, NSW 2333
Australia

Fax:	+61 2 6547 8118
Attention:	Ian Landers and Brett R. Eagle, Esq.

in the case of ADSL to:

Address:	Stephenson Harwood, One, St Paul's Churchyard, London EC4M 8SH
Fax:	+44 207 329 7100
Attention:	Sharon White and Stephen Wylie

and shall be deemed to have been duly given or made as follows:

13.1.1 if personally delivered, upon delivery at the address of the relevant party;

13.1.2 if sent by first class post, two Business Days after the date of posting; and

13.1.3 if sent by fax, when despatched,

provided that if, in accordance with the above provisions, any such notice, demand or other communication would otherwise be deemed to be given or made after 5.00 p.m. on a Business Day such notice, demand or other communication shall be deemed to be given or made at 9.00 a.m. on the next Business Day.

13.2 a party may notify the other Party to this Agreement of a change to its name, relevant addressee, address or fax number for the purposes of clause 13.1 provided that such notification shall only be effective on:

13.2.1 the date specified in the notification as the date on which the change is to take place; or

13.2.2 if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five Business Days after notice of any such change has been given.

14 Counterparts

This Agreement may be executed in any number of counterparts which together shall constitute one agreement. Any party may enter into this Agreement by executing a

counterpart and this Agreement shall not take effect until it has been executed by all parties.

15 Variations

This Agreement may be varied only by a document signed by each of YRMN and ADSL.

16 Waiver

16.1 A waiver of any term, provision or condition of, or consent granted under, this Agreement shall be effective only if given in writing and signed by the waiving or consenting Party and then only in the instance and for the purpose for which it is given.

16.2 No failure or delay on the part of either Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

16.3 No breach of any provision of this Agreement shall be waived or discharged except with the express written consent of YRMN and ADSL.

17 Invalidity

17.1 If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction:

17.1.1 the validity, legality and enforceability under the law of that jurisdiction of any other provision; and

17.1.2 the validity, legality and enforceability under the law of any other jurisdiction of that or any other provision,

shall not be affected or impaired in any way.

18 Third Party Rights

18.1 No person (other than the parties to this Agreement) (a "**Third Party**") shall be entitled to enforce any rights or benefits against the Parties under the Contracts (Rights of Third Parties) Act 1999.

18.2 The Parties may, amend, vary or terminate this Agreement in such a way as may affect any rights or benefits of any Third Party which are directly enforceable against the parties under the Contracts (Rights of Third Parties) Act 1999 without the consent of such Third Party.

19 General

19.1 None of a Party's rights or obligations under this Agreement may be assigned or transferred without the prior written consent of the other Party.

19.2 The provisions of this Agreement shall not survive the Effective Date.

20 Law

20.1 This Agreement shall be governed by, and construed in accordance with, English law.

20.2 The courts of England have exclusive jurisdiction to hear and decide any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this Agreement and, for these purposes, each Party irrevocably, submits to the jurisdiction of the courts of England.

IN WITNESS whereof this Agreement has been duly executed.

SIGNED by)
for and on behalf of)
Yarraman Winery, Inc.)

By: ______________________________
Name:
Title:

SIGNED by)
for and on behalf of)
Asia Distribution Solutions Limited)

By: ______________________________
Name:
Title: Director

By: ______________________________
Name:
Title: Director/Secretary

IN WITNESS whereof this Agreement has been duly executed.

SIGNED by)
for and on behalf of)
Yarraman Winery, Inc.)

By: ______________________

Name: WILLIAM JOHN STUBBS
Title: CHAIRMAN DIRECTOR

IAN ROBERT LONG
DIRECTOR

SIGNED by)
for and on behalf of)
Asia Distribution Solutions Limited)

By: ______________________

Name:
Title: Director

By: ______________________

Name:
Title: Director/Secretary

IN WITNESS whereof this Agreement has been duly executed.

SIGNED by)
for and on behalf of)
Yarraman Winery, Inc.)

By: ______________________________
Name:
Title:

SIGNED by)
for and on behalf of)
Asia Distribution Solutions Limited)

By: ______________________________
Name:
Title: Director

By: ______________________________
Name:
Title: Director/Secretary

Schedule 1

Offer timetable

1 September 2008	Press Announcement released to the Regulatory News Service
Day 0	Posting Date
Day 21	First Closing Date
First business day after First Closing Date (and all subsequent Closing Dates) (by 8.00 am)	Announcement of acceptance levels and (if appropriate) extension of offer
Day 42	First date on which accepting shareholders can withdraw acceptances unless offer is unconditional as to acceptances
Day 60	Last date for fulfilment of acceptance condition

Schedule 2

Proposed terms of the Acquisition

Target company:	Delta Dawn Pty. Ltd., as trustee for the Yarraman Road Trust
Consideration:	US$11 million payable in the aggregate for Jugiong Vineyard and related business of Target, consisting of US$10.5 million for the land and improvements thereon and US$0.5 million for the remaining assets of the business. YRMN intends to source the amounts required for such acquisition by: (i) raising US$5 million by means of a refinanced debt facility of the company to be used solely to replace Target's existing indebtedness of approximately the same amount; and (ii) raising US$6 million by means of issuance to the vendors of a 2 year convertible note, redeemable at YRMN's option after 1 year that bears interest at a rate agreed by the investors, not to exceed a rate of 3% above the prime rate for US banks as published in the Wall Street Journal.
Scope of warranties and indemnities:	The Acquisition agreement will contain full warranties to be given by the sellers to YRMN relating to the business, assets and liabilities of Target, including warranties as to title of the land to be acquired by YRMN.